December 21, 2016

Via EDGAR

Kathryn Hinke
Attorney-Adviser
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
Principal Pivot Series Variable Annuity SM
File Numbers 333-197214, 811-02091
Post-Effective Amendment 5 to the Registration Statement on Form N-4
Amendment No. 226 Under the Investment Company Act of 1940

Dear Ms. Hinke:

This letter responds, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by phone on December 16, 2016, with respect to post-effective amendment number 5 to the Registrant’s registration statement on Form N-4 (“the Amendment”). The Amendment was filed with the Commission on November 3, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

GENERAL COMMENTS

GENERAL COMMENT 1. Please confirm that you will respond to all comments in writing and address all responses to Kathryn Hinke through EDGAR.

RESPONSE: Confirmed.

GENERAL COMMENT 2. Please confirm that any incomplete information will be added to the prospectus in the next post-effective amendment.

RESPONSE: Confirmed.

GENERAL COMMENT 3. Please confirm that Company and its management are responsible for the accuracy and adequacy of all disclosures in this registration, notwithstanding any review, comments, action or lack of action by Staff.

RESPONSE: Confirmed.

COMMENTS ON THE PROSPECTUS
COMMENT 4. In the “Accumulated Value” provision of the prospectus (p. 20): in the second set of bullets there is a reference to exchange credit.  Immediately after that reference, please add the following in parenthesis - “(effective January 1, 2017, the Exchange Credit is no longer available);”.

RESPONSE: Registrant will make the requested revision in the next post-effective amendment.

COMMENT 5. In the same bullet point addressed in Comment 4 above, please capitalize exchange credit.

RESPONSE: Registrant will make the requested revision in the next post-effective amendment.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300
(515) 362-2384
Hodgson.Doug@principal.com